File Number 70-9005



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
         ---------------------------------------------------------------


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


         ---------------------------------------------------------------

                           NEW CENTURY ENERGIES, INC.
                             1225 Seventeenth Street
                             Denver, Colorado 80202
         (Name of company filing this statement and address of principal executive office)
         ---------------------------------------------------------------

                           New Century Energies, Inc.
                 (Name of top registered holding company parent)

         ---------------------------------------------------------------

     Richard C. Kelly                                Doyle R. Bunch II
 President and Treasurer                           Chairman and Secretary
 1225 Seventeenth Street                               Tyler at Sixth
  Denver, Colorado 80202                           Amarillo, Texas 79101

                    (Name and address of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

     Gary W. Wolf, Esq.                            William M. Dudley, Esq.
  Cahill Gordon & Reindel                           Public Service Company
       80 Pine Street                                    of Colorado
  New York, New York 10005                         1225 Seventeenth Street
                             Denver, Colorado 80202

       W. Wayne Brown                                James D. Steinhilper
 Public Service Company of                       Southwestern Public Service
          Colorado                                         Company
  1225 Seventeenth Street                               Tyler at Sixth
   Denver, Colorado 80202                           Amarillo, Texas 79101


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Item 1.   Description of Proposed Transaction

     (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.


I.        INTRODUCTION


A.        General


     New Century Energies, Inc. ("NCE" or the "Company"), a Delaware corporation, has previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") requesting authorization under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to acquire all of the outstanding voting securities of Public Service Company of Colorado, a Colorado corporation and an operating public utility company ("PSCo"), Southwestern Public Service Company, a New Mexico corporation and an operating public utility company ("SPS"), and Cheyenne Light, Fuel and Power Company, a Wyoming corporation and an operating public utility company ("Cheyenne"), and for other related transactions (File No. 70-8787) (the "Merger U-1"). Following the consummation of the transactions described in the Merger U-1, NCE will register as a holding company under the Act.


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                                       2



     In order to ensure that NCE and its subsidiaries are able to meet their capital requirements upon registration and plan their future financing accurately, NCE and its subsidiaries have also filed an Application/Declaration on Form U-1 with the Commission requesting authorization for financing transactions for the period beginning with the effective date of an order issued in such proceeding through December 31, 1999 (File No. 70-9007).


B.        Description of the Parties to the Transaction


     Following the consummation of the merger of PSCo and SPS (the "Merger"), NCE will register as a holding company under the Act and will have three operating utility subsidiaries (the "Utility Subsidiaries"): PSCo, an electric and gas utility company providing service in an area having an estimated population of 2.8 million in Colorado; SPS, an electric utility company providing service to an area with a population of approximately one million in the Panhandle and south plains of Texas, eastern and southeastern New Mexico, the Oklahoma Panhandle and southwestern Kansas; and Cheyenne, an electric and gas utility operating principally in Cheyenne, Wyoming. NCE will also have several direct and indirect non-utility subsidiaries.


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                                       3


     Additional information about NCE and it subsidiaries and their businesses is set forth in the Merger U-1 and the exhibits thereto.

II.       BACKGROUND FOR PROPOSED RIGHTS DIVIDEND


     Unsolicited attempts to acquire public companies have required boards of directors and their stockholders to make difficult decisions affecting the value, and on occasion the existence, of companies within extremely short time periods. Such takeover attempts often occur when a company is particularly vulnerable and when its board has determined that the company's inherent long term values are inadequately recognized by the marketplace. Many of these attempts have involved partial or two-tiered offers, the breakup of the corporate structure and sale of assets, or have taken the form of creeping acquisitions of stock that deprive stockholders of participation in a control premium.


     The changing regulatory environment (including the possible repeal or amendment of the Act) suggests that public utility holding companies, which will include NCE, and their stockholders are losing to some degree the regulatory protection against hostile acquisitions that they formerly had. Recent significant developments in the utility industry have also resulted in increased takeover activity, including hostile or


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                                       4


other unwanted takeover bids, further indicating that NCE's stockholders may be at risk of losing the long-term value of NCE.

     Shareholder rights plans have become widely accepted means to maximize shareholder value by reducing the risk of nonrealization of shareholder value due to opportunistic proposals. Adoption of such a plan by NCE would encourage potential acquirors to negotiate with the Board of Directors of NCE ("Board") and assist it in obtaining the highest value for NCE's shareholders, especially in a hostile or unwanted takeover situation. The plan may in certain circumstances permit the Board to thwart an inadequate offer. A shareholder rights plan would also provide the Board with a role (supplemental to the role of the Commission under the Act) in discouraging implicitly coercive takeover tactics and would enable the Board to provide holders of NCE's common stock, $1.00 par value per share (the "Common Stock"), adequate time to properly assess a takeover bid without undue pressure. Moreover, a shareholder rights plan may enhance the probability that a competing bid will emerge. Over 1,700 American public companies have adopted rights plans, including more than half the Fortune 500, more than two-thirds of the Fortune 200, and at least 28 public utility companies. Indeed, the Commission has approved the adoption of rights plans. See, e.g., Consolidated Natural Gas


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                                       5


Company, HCAR No. 26434 (December 19, 1995) and National Fuel Gas Company, HCAR No. 26532 (June 12, 1996).

     A shareholder rights plan, however, would not make NCE acquisition-proof nor preclude a proxy contest. The fiduciary duties of the Board under Delaware law would still require the Board to consider an offer that gives maximum long-term value to all holders of Common Stock and could, under appropriate conditions, require the Board to redeem the rights and allow the transaction to proceed.

III.      DESCRIPTION OF RIGHTS TO PURCHASE PREFERRED STOCK


General



     The Board proposes to declare a dividend distribution of one Right for each outstanding share of Common Stock. The distribution will be payable on a record date (the "Record Date") yet to be established, but which will be the day immediately preceding the date of consummation of the Merger described in the Merger U-1. Each Right would entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock"), at a price per one one-hundredth share to be determined by the Board (the "Purchase Price"), subject to adjustment. The Purchase Price is expected to be set at an



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                                       6


amount equal to approximately four to five times the market price of the Common Stock, which premium is consistent with that used by other companies in setting the purchase price for their rights. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York or its successors (the "Rights Agent"), a draft of which is
filed as Exhibit A-3.      Distribution Date; Transfer of Rights


     Until the earlier to occur of (i) ten calendar days following the date (the "Shares Acquisition Date") of public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 10% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten calendar days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 10% or more of the voting power of the outstanding shares of Voting

Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on the date that is the 10 year anniversary of the Record Date, unless


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                                       8


earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Common Stock of the Company



     In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exercise of Rights for Shares of the Acquiring Company


     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."


Adjustments to Purchase Price


     The Purchase Price payable, and the number of shares of Preferred Stock (or Common Stock or other securities, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractional shares which are integral multiples of one one-hundredth of a share of

Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption and Exchange of Rights


     At any time after the occurrence of the event set forth under the heading "Exercise of Rights for Common Stock of the Company" above, the Board of Directors (with the concurrence of a majority of the Independent Directors) may exchange the Rights (other than Rights owned by the Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preferred Stock having the same market value) per Right (subject to adjustment).

     At any time prior to 5:00 P.M. New York City time on the tenth calendar day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require that there be Independent Directors in office and that a majority of the Independent Directors concur in such decision. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights with, if required, the concurrence of the Independent


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                                       11


Directors, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Terms of the Preferred Stock


     The Preferred Stock will rank junior to all other series of NCE's preferred stock with respect to payment of dividends and as to distribution of assets in liquidation. Each share of Preferred Stock will have a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Preferred Stock will not be redeemable. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferred liquidation payment per share of an amount equal to 100 times the Purchase Price (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock,



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                                       12


subject to certain adjustments. Generally, each share of Preferred Stock will vote together with the Common Stock and any other series of cumulative preferred stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-hundredth of a share of Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

Amendments to Terms of the Rights


     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the


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                                       13


Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Independent Directors) in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no supplement or amendment may be made after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Board of Directors may also, with the concurrence of a majority of the Independent Directors, extend the redemption period for up to an additional 20 days.

     The term "Independent Directors" means any member of the Board of Directors of the Company who either (i) was a member of the Board on the date of the Rights Agreement, or (ii) any person who is subsequently elected to the Board
(x) in accordance with Article V(B)(1) of the Company's Restated Certificate of Incorporation, (y) if such person was nominated pursuant to the method described in Article V(E) of the Company's Restated Certificate of Incorporation or (z) if such person is recommended or approved by a majority of the Independent Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.


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                                       14


IV.       AUTHORIZATIONS SOUGHT


     NCE herein seeks authorization to implement the shareholder rights plan as described in this application-declaration and embodied in the Agreement. This would include, among other actions permitted by the Agreement, the following transactions:

     The dividend distribution of the Rights

     The making of adjustments to the Purchase Price

     The sale and issuance of Preferred Stock, Common Stock or other NCE securities, or the transfer of other assets, upon exercise of the Rights

     The redemption of Rights and the issuance of Common Stock in connection therewith, and the issuance of Common Stock or other NCE securities, or the transfer of other assets, in exchange for Rights

     Amending of the Agreement as permitted by the terms thereof.


     (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.


     None.


     (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.



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                                       15


     Not applicable.


     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.


     Not applicable.


     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.


     Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. NCE's present investments in EWGs and FUCOs, pro forma to include PSCo's investment in Yorkshire Electricity Group plc (as described in the Merger U-1), satisfies the 50% limitation, and the NCE system will not make any addi-


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                                       16


tional investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes.


     NCE and its Subsidiaries will maintain books and records to identify the investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are and will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are and will be prepared according to GAAP, and NCE undertakes to provide the Commission access to such books and records and financial statements as it may request.

     Employees of NCE's domestic public-utility companies will not render services, directly or indirectly, to the EWGs or FUCOs in the NCE System, thereby satisfying Rule 53(a)(3).

     NCE, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of the documents described in Rule 53(a)(4) with every federal, state or local regulation having jurisdiction over the retail rates of the public-utility companies in the NCE System. Rule 53(a)(4) will be correspondingly satisfied.


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                                       17


     None of the conditions described in Rule 53(b) exist with respect to NCE, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 2.   Fees, Commissions and Expenses

     (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by NCE in connection with the proposed transactions will not exceed $140,000. $10,000 for the Agent's fees, $100,000 for outside counsel's fees, $25,000 for printing and mailing costs and $5,000 for miscellaneous other expenses.

     (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate Company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.


     None.


Item 3.   Applicable Statutory Provisions

     (a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.



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                                       18


     Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 under the Act are deemed to be applicable to the proposed dividend distribution of Rights, and any subsequent exercise or redemption of the Rights.

     While the Rights are technically a dividend on the Common Stock for corporate law purposes, in and of themselves they have no economic value and, therefore, are not a "dividend" out of capital or capital surplus for the purpose of Section 12(c) of the Act.

     Because there is no intent that the Rights ever become exercisable, they are regarded more appropriate as being in the nature of an addition to the rights of shareholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Section 6(a)(1) and 7(c) and (d). However, if such latter sections were to be regarded as applicable, then any issuance of shares of Preferred Stock or Common Stock pursuant to the Rights are deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under Section 7(d) can be made.

     To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

     (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transactions, and the reasons why it is or will become such an affiliate.


     Not applicable.


Item 4.   Regulatory Approval

     (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.


     No State commission and no other Federal commission has jurisdiction over the proposed transactions.

     (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.


     None.


Item 5.   Procedure

     (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.


     NCE requests that the Commission issue its order with respect to the proposed transaction as soon as practicable af-



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                                       20


ter the filing hereof to enable the Rights to be issued at the time of the Merger. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than March 28, 1997, such notice to specify a date not later than April 21, 1997, by which comments may be entered and a date not later than the date of the order for the Merger U-1 as the date which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission.

     (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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                                       21


Item 6.   Exhibits and Financial Statements

          The following exhibits are made a part of this statement:


           (a)        Exhibits

           A-1 Restated Certificate of Incorporation of NCE filed as Annex VIII to the Registration Statement on Form S-4 on December 13, 1995 (Registration No. 33-64951) and incorporated herein by reference.

           A-2 Restated Bylaws of NCE filed as Annex IX to the Registration Statement on Form S-4 on December 13, 1995 (Registration No. 33-64951), and incorporated herein by reference.

           A-3 Draft of Rights Agreement, including exhibits. (Previously filed)

           F-1  Opinion of counsel. (Filed herewith)

           G-1  Proposed notice pursuant to Rule 22(f). (Previously filed)

           G-2 Financial Data Schedule (incorporated by reference to the Annual Report of NCE for the fiscal year ended December 31, 1996).

           (b)  Financial Statements

           1.1 Pro-Forma Balance Sheet of NCE and subsidiaries, consolidated, as of December 31, 1996 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1996 (File No. 1-3280)).

           1.2 Pro-Forma Statement of Income of NCE and subsidiaries, for the 12 months ended December 31, 1996 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1996 (File No. 1-3280)).



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                                       22



           2.1 Balance Sheet of PSCo as of December 31, 1996 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1996 (File No. 1-3280)).

           2.2 Statement of Income and Retained Earnings of PSCo for the fiscal year ended December 31, 1996 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1996 (File No. 1-3280)).

           3.1 Balance Sheet of SPS as of February 28, 1997 (incorporated by reference to the Quarterly Report on Form 10-Q of SPS for the quarter ended February 28, 1997 (File No. 1-3789)).

           3.2 Statement of Earnings for the six months ended February 28, 1997 (incorporated by reference to the Quarterly Report on Form 10-Q of SPS for the quarter ended February 28, 1997 (File No. 1-3789)).


Item 7.   Information as to Environmental Effects

     (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

     As more fully described in Item 1(a), the proposed transactions subject to the jurisdiction of this Commission relate only to the dividend of the Rights and any subsequent exercise, redemption or exchange of the Rights and involve no major federal action significantly affecting the human environment.


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                                       23


     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.


     None.



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                                       24



                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    NEW CENTURY ENERGIES, INC.



                                    By:/s/ Doyle R. Bunch
                                       ------------------------------
                                       Name: Doyle R. Bunch II
                                       Title: Chairman and Secretary




Date:  April 29, 1997